April 6, 2006
via U.S. Mail
David J. Lesar
Chairman, President and Chief Executive Officer
Halliburton Co.
5 Houston Center
1401 McKinney, Suite 2400
Houston, Texas 77010

Re:	Halliburton Company
      Preliminary Proxy Statement on Schedule 14A
      File No. 1-03492
      Filed March 15, 2006

Dear Mr. Lesar:

      We have limited our review of your filing to those issues we
have addressed in our comments.   Where indicated, we think you
should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal to Approve Board Policy on Future Severance Agreements,
page
31

1. The disclosure in this proposal should provide shareholders with a concise and accurate summary of the resolution attached in Appendix
E. Expand this discussion to define the term "severance" as used in this proposal. Define also what constitute "benefits" and set forth the material features of the proposed policy. For example, we note that future severance agreements would still allow for (i) amounts to be paid for consulting services provided by a former officer for up to a year and (ii) amounts paid for post- termination covenants, such as a covenant not-to-compete To provide shareholders a better frame of reference to evaluate this proposal, delineate in the disclosure the percentage of executive officers who are currently subject to such covenants-not-to-compete and an indication of what is currently allocated for payments of post-termination covenants-not-to-compete with respect to current officers. Finally, revise to address, in the proposal, whether the board will establish parameters within which to assess the "reasonableness" of consultancy fees that would be potentially payable to former officers following their termination.
We may have further comments.

2. Supplement your disclosure in this section to describe the executive officers who are subject currently to severance agreements and describe the amount of benefits currently receivable by such persons in the event of their termination.
3. In explaining why the policy would not apply to current agreements, you state that "do[ing] so would cause Halliburton to unilaterally amend those agreements which could result in a breach of
contract...and expose Halliburton to unnecessary legal expenses
and
potential damages..."   Provide us with the basis for your
statements. Also, disclose whether the company asked any of the executive officers with existing agreements if they would agree to being subject to the new proposed policy and verify that each such officer rejected the offer. Otherwise, explain to us how such actions would constitute "unilateral" actions.
4. You reserve the right for the Board, if it "determine[s] that it is in the best interests of Halliburton and stockholders to enter into an agreement with severance provisions that exceed the Policy...," and indicate the "Board will seek stockholder approval in advance or within 15 months thereafter." In the event such approval were to be sought after entering into such an employment agreement, indicate the effect of a "no" vote by the shareholders upon that agreement.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Mellissa Campbell Duru at (202) 551-3757 with any questions.

      Sincerely,


									H. Roger Schwall
									Assistant Director

via facsimile
Bruce Metzinger, Esq.
Halliburton Co.
713-759-2619







Mr. Lesar
Halliburton Company
April 6, 2006
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
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